U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Dehaier Medical Systems Ltd. (“Registrant” or the “Company”) held its 2014 Annual Meeting of Shareholders on July 28, 2014, at 9:00 p.m., Eastern Time at its executive offices at Suite 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing, 100856, People’s Republic of China. A total of 3,694,277 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 65.77%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2014 Annual Meeting of Shareholders. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors
	a.	To elect two Class I member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2017 or until its successor is duly elected and qualified. Mr. Mingwei Zhang and Dr. Genhui Chen each received a plurality of the properly cast votes and was thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

Nominee	For		Withheld		Abstain/Broker Non-Vote
	Number	Percentage	Number	Percentage	Number	Percentage
Mingwei Zhang	1,730,133	98.52	26,050	1.48	1,938,094	N/A
Genhui Chen	1,730,087	98.51	26,096	1.49	1,938,094	N/A

2.	PROPOSAL 2: Ratification of Appointment of Independent Auditor
	a.	To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2014. The proposal was approved by a majority vote of 98.91% of the votes cast. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
3,648,239	98.76	40,354	1.09	5,684	0.15

3.	PROPOSAL 3: Approval of the Company’s 2014 Share Incentive Plan
	a.	To vote to approve the Dehaier Medical Systems Limited 2014 Share Incentive Plan (the “2014 Plan”), which was previously approved by the Company’s Board of Directors on June 26, 2014, subject to approval by the shareholders of the Company. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
1,633,535	96.99	50,614	3.01	2,010,128	N/A

Other Events.

On July 30, 2014, the Company issued a press release announcing the results of its 2014 Annual Meeting of Shareholders held on July 28, 2014. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

99.1	Press Release dated July 30, 2014.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

July 30, 2014	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer